Filed by Motive Capital Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Motive Capital Corp

Commission File No. 001-39794

The following is a press release issued by Motive on March 4, 2022.

Motive Capital Corp Reminds Shareholders to Vote “FOR” Business Combination at Extraordinary General Meeting

NEW YORK--( BUSINESS WIRE)--Motive Capital Corp (“MOTV”) today reminded shareholders to vote “FOR” the business combination with Forge Global, Inc. (“Forge”), a leading private securities marketplace, which is being voted on at MOTV’s extraordinary general meeting of shareholders scheduled for March 15, 2022 (the "Extraordinary Meeting"). Shareholders are encouraged to submit their votes as soon as possible to ensure that they are counted at the Extraordinary Meeting.

As a reminder, Forge announced in September of 2021 that it was pursuing a merger with MOTV (NYSE: MOTV), a special purpose acquisition company. MOTV’s registration statement on Form S-4 relating to the proposed merger was declared effective by the SEC in February. The business combination is supported by $68.5 million in PIPE financing and a $50 million commitment under Motive Partners’ Amended and Restated Forward Purchase Agreement. Certain Motive Partners’ funds have committed an additional $90 million backstop via its Amended and Restated Forward Purchase Agreement.

The combined company is expected to trade on the NYSE under the ticker “FRGE”.

As previously announced, MOTV will hold the Extraordinary Meeting via live webcast at the offices of Gibson, Dunn & Crutcher LLP located at 200 Park Ave, New York, NY 10166 and virtually at https://www.cstproxy.com/motivecapitalcorp/2022, on March 15, 2022 at 10:00 a.m. Eastern Time, for its shareholders of record – holders of MOTV ordinary shares at the close of business on February 7, 2022 – to vote on the proposed business combination, among other things. The definitive proxy statement/prospectus with respect to the business combination, together with a proxy card for voting, has been mailed to MOTV’s shareholders. Shareholders are encouraged to attend the Extraordinary Meeting virtually and to vote as soon as possible by signing, dating and returning the proxy card enclosed with the definitive proxy statement/prospectus. If you have any questions, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing MOTV@investor.morrowsodali.com. You will not be charged for any of the documents that you request.

About Forge

Forge Global is a leading provider of marketplace infrastructure, data services and technology solutions for private market participants. By combining world-class trading technology and operating expertise, Forge Markets enables private company shareholders to trade private company shares with accredited investors. Forge Company Solutions, Forge Data and Forge Trust along with Forge Markets help provide additional transparency, access and solutions that companies as well as institutional and accredited investors need to confidently navigate and efficiently transact in the private markets. Securities-related services are offered through Forge Securities LLC (“Forge Securities”), a wholly-owned subsidiary of Forge Global, Inc. Forge Securities is a registered Broker Dealer and Member of FINRA/SIPC and alternative trading system.

About Motive Capital Corp

Motive Capital Corp is a blank check company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Motive Capital Corp is sponsored by affiliates of Motive Partners, a specialist private equity firm with offices in New York City and London, focusing on growth equity and buyout investments in software and information services companies based in North America and Europe and serving five primary subsectors: Banking & Payments, Capital Markets, Data & Analytics, Investment Management and Insurance. Motive Partners brings differentiated expertise, connectivity and capabilities to create long-term value in financial technology companies.

In these materials, references to “Motive Partners” generally refer to Motive Partners GP, LLC, collectively with its affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (each such fund, vehicle or account, a “Motive Fund”). Motive Capital Corp is sponsored by Motive Capital Funds Sponsor, LLC (the “Sponsor”), which is an affiliate of Motive Partners. However, Motive Capital Corp is an independent publicly traded company, and not affiliated with Motive Partners. Motive Partners has not and is not providing investment advice to any person in connection with the matters contemplated herein, including Motive Capital Corp, the Sponsor or Forge.

This material is neither an offer to sell nor a solicitation of an offer to buy any security in any Motive Fund, and may not be used or relied upon in connection with any offer or solicitation. A private offering of interests in a Motive Fund may only be made by such Motive Fund pursuant to the offering documents for such Motive Fund, which will contain additional information about the investment objectives, terms, and conditions of an investment in such Motive Fund and also contain tax information and risk disclosures that are important to any investment decision regarding such Motive Fund. The information contained in this material is superseded by, and is qualified in its entirety by reference to, such offering documents. This communication is intended only for persons resident in jurisdictions where the distribution or availability of this communication would not be contrary to applicable laws or regulations.

Past performance or activities are not necessarily indicative of future results, and there can be no assurance that any Motive Fund will achieve results comparable to those presented herein, or that any Motive Fund will be able to implement its investment strategies or achieve its investment objectives. A Motive Fund’s investment and applicable investment restrictions may differ from those historically employed by Motive Partners, and economic conditions may differ materially from the conditions under which any other investment fund, investment vehicle or account managed by Motive Partners has previously invested. The investments, transactions and operational activities of Motive Partners contained in this material, if any, are shown for illustrative purposes only of the types of investments, transactions and activities that have historically been undertaken by Motive Partners, its affiliates and their respective officers, directors, partners, members, employees and/or advisors.

Important Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Motive Capital Corp (“MOTV”) and Forge Global, Inc. (“Forge” and such transaction, the “Merger”). This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to MOTV’s stockholders for their consideration. In connection with the proposed Merger, MOTV has filed with the SEC a registration statement on Form S-4, containing a final proxy statement for the solicitation of the approval of MOTV’s stockholders and a final prospectus for the offer and sale of MOTV’s securities in connection with the business combination. MOTV has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transaction. MOTV also has filed and intends to file other relevant documents with the SEC regarding the proposed Merger. Before making any voting or investment decision with respect to the proposed Merger, investors, stockholders and other interested persons are urged to read carefully and in their entirety the definitive proxy statement/prospectus (including any amendments or supplements thereto) as well as other documents filed with the SEC because these documents contain and will contain important information about MOTV, Forge and the proposed Merger. Stockholders are also able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Motive Capital Corp, 7 World Trade Center, 250 Greenwich Street, Floor 47, New York, NY 10007. Stockholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website ( www.sec.gov) or by directing a request to info@motivecapitalcorp.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Forward-Looking Statements

This press release may include, and oral statements made from time to time by representatives of MOTV and Forge may contain, statements that are not historical facts but are forward looking statements within the meaning of the “safe harbor “provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” ”could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict, indicate or relate to future events or trends or MOTV’s or Forge’s future financial or operating performance, or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, the ability to complete the business combination due to the failure to obtain approval from MOTV’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by MOTV’s public shareholders, the estimated implied enterprise value of the company, Forge’s ability to effectively compete in its industry, Forge’s ability to scale and grow its business, the cash position of the combined company following closing, the timing of the closing of the business combination, the outcome of any legal proceedings that may be instituted against MOTV, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto, the ability to meet NYSE’s listing standards following the consummation of the business combination, the risk that the business combination disrupts current plans and operations of Forge as a result of the announcement and consummation of the business combination, costs related to the business combination, changes in applicable laws or regulations, the possibility that Forge or the combined company may be adversely affected by other economic, business and/or competitive factors, and the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, while considered reasonable by MOTV, Forge and their respective management, as the case may be, are subject to risks and uncertainties that may cause actual results to differ materially from current expectations. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of MOTV’s final prospectus filed on December 14, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (as subsequently amended), and the definitive proxy statement/prospectus contained in the Registration Statement on Form S-4 filed with respect to the business combination, as it may be amended, in each case, under the heading “Risk Factors,” and other documents of MOTV filed, or to be filed, with the SEC. There may be additional risks that MOTV and Forge presently do not know of or that they currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect MOTV’s and Forge’s expectations, plans or forecasts of future events and views as of the date of this press release. MOTV and Forge anticipate that subsequent events and developments will cause their assessments to change. However, while MOTV and Forge may elect to update these forward-looking statements at some point in the future, MOTV and Forge specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MOTV’s and Forge’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Motive Capital Corp:

Bob Brown

info@motivecapitalcorp.com

Media:

Lindsay Riddell

press@forgeglobal.com

Investor:

Dominic Paschel

ir@forgeglobal.com

Source: Motive Capital Corp